UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to                    .
Commission file number 333-111214

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
DELL FINANCIAL SERVICES L.P. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DELL INC.
ONE DELL WAY
ROUND ROCK, TEXAS 78682

Dell Financial Services L.P. 401(k) Plan
Contents
December 31, 2007 and 2006

*	Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as there were no transactions of the type required to be disclosed in such schedules.
Consent of PricewaterhouseCoopers LLP

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the Dell Financial Services L.P. 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dell Financial Services L.P. 401(k) Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) at December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Dallas, Texas
June 30, 2008

Dell Financial Services L.P. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006

Assets
Investments Common stock	$3,067,279	$3,376,600
Registered investment funds	26,658,160	23,739,367
Interest in common/collective trust	2,233,535	2,315,524
Participant loans receivable	703,668	711,047
Money market funds	1,238,932	—

Total investments, at fair value	33,901,574	30,142,538
Cash, non-interest bearing	284,331	168,683
Employer contributions receivable	—	63,732

Total assets	34,185,905	30,374,953

Liabilities
Excess contributions refundable to participants	89,521	63,938
Due to broker — unsettled trades	154,738	—
Other payables	35	583

Total liabilities	244,294	64,521

Net assets available for benefits at fair value	33,941,611	30,310,432
Adjustment from fair value to contract value for fully benfit-responsive investment contracts	15,677	50,524

Net assets available for benefits	$33,957,288	$30,360,956

The accompanying notes are an integral part of these financial statements.

Dell Financial Services L.P. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2007

2007
Additions:

Contributions
Employee contributions	$4,076,577
Employer contributions	1,414,485
Employee rollover contributions	283,675

Total contributions	5,774,737

Investment income
Interest and dividends	2,292,326
Interest on loans to participants	56,094
Net depreciation in fair value of investments	(720,202)

Total investment income	1,628,218

Deductions:
Benefits paid to participants	(3,794,341)
Administrative expenses	(12,282)

Total deductions	(3,806,623)

Net increase in net assets available for benefits	3,596,332

Net assets available for benefits
Beginning of year	30,360,956

End of year	$33,957,288

The accompanying notes are an integral part of these financial statements.

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
1.	Description of the Plan

General

Dell Financial Services L.P. (the “Employer”) was established as a joint venture of Dell Inc. (“Dell”) and The CIT Group Inc. (“CIT”). The Employer adopted the Dell Financial Services L.P. 401(k) Plan (the “Plan”) effective August 1, 1997. On December 31, 2007, Dell purchased CIT’s remaining 30% interest in DFS, making it a wholly-owned subsidiary. The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all U.S. resident employees of the Employer who are not covered by a collective bargaining agreement. Participation in the Plan is at the election of the employee. As of December 31, 2007 and 2006, there were 1,135 and 1,051 active employees participating in the Plan, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective December 31, 2007, the Plan froze Employer and employee contributions and ceased new participant loans and hardship distributions. Active participants were required to leave their assets in the Plan and were allowed to contribute to a new account established under the participant’s name in the Dell Inc. 401(k) Plan. All participants in the Plan become 100% vested in their account balance on the date the plan was frozen.

Dell intends to merge the Plan into the Dell Inc. 401(k) Plan (the “Dell Plan”) during the 2008 plan year.

Participant Contributions

Contributions are made to the Plan by the Employer on behalf of each eligible participant based upon the participant’s elected compensation deferral through payroll deductions. The deferrals are funded by the Employer at the end of each payroll period. Eligible participants may elect to contribute up to 25% of their eligible compensation, in whole percentages, to the Plan up to the statutory limit of $15,500 and $15,000 for 2007 and 2006, respectively, as permitted by the Internal Revenue Code of 1986 as amended (“IRC”). Highly compensated participants, as defined by the IRC, may be subject to more restrictive maximum annual contribution limits if the Plan fails to satisfy certain testing criteria set forth in the IRC. For the 2007 and 2006 plan years, participants age 50 or over may contribute an additional $5,000 (“catch up contributions”) over the base statutory limit in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001.

The Plan also permits employees to contribute balances from another qualified plan (“rollover contributions”).

Employer Contributions

Prior to December 31, 2007, the Employer had elected to match 50% of each dollar contributed by participants up to 6% of the participant’s eligible compensation. The Employer’s matching contributions were made at the end of each payroll period. The Employer may also elect to make

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
discretionary contributions. Discretionary contributions are allocated to eligible Participants with at least one year of service, and who were employed on the last day of the Plan year. There were no discretionary contributions made for the year ended December 31, 2007. Employer contributions are invested in the individual funds according to the current investment allocations of the participant. Neither participant, Employer matching, nor discretionary contributions are required to be invested in the Dell Inc. Stock Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of Employer matching and discretionary contributions, and an allocation of Plan earnings offset by Plan administrative expenses. Each day, the Charles Schwab Trust Company (the “Plan Trustee”) calculates earnings and allocates gains and losses to each participant’s account. The benefit to which a participant is entitled is limited to the participant’s vested account balance.

Vesting

Participants are immediately vested in their contributions and earnings. Employer contributions are vested 20% for each year of service and are fully vested after five years of service. Participants earn a year of service if the participant is credited with at least 1,000 hours of service during the Plan year. Effective December 31, 2007, participants with an account balance became 100% vested in all of their accounts in the Plan (See “General” above).

Forfeitures

Forfeitures by participants of unvested Employer contributions can be used to restore amounts previously forfeited by participants qualified for such restoration upon re-employment. Forfeitures could be used to satisfy Plan administrative expenses or to reduce future employer contributions. Unallocated forfeited nonvested accounts were $97,749 and $47,473 at December 31, 2007 and 2006, respectively. During 2007, forfeited account balances of $110,763 were used to reduce employer contributions.

Benefit Payments

Participants are entitled to receive a distribution of the vested portion of their account upon reaching age 59 1/2, termination of employment, disability, death or in the event of financial hardship. A participant may defer benefit payments until reaching the age of 65, provided his or her account balance is greater than $5,000. In the event of a distribution greater than $1,000 but less than $5,000 made on or after March 28, 2005, the participant may elect either a direct rollover to an individual retirement account (“IRA”) or another qualified plan or a lump-sum amount equal to the value of the vested portion of his or her account upon termination of service. In the event of a distribution less than $1,000 made on or after March 28, 2006, the Plan Administrator shall direct the Trustee to cause the entire vested benefit to be paid to such participant in a single lump sum. Payment of benefits prior to termination of service may be made under certain circumstances as defined by the Plan.

Administration and Plan Expenses

Effective April 1, 2007, The Charles Schwab Trust Company became Trustee of the Plan, replacing Nationwide Trust Company, N.A. Plan assets are held in trust by the Plan Trustee. The Plan’s third party recordkeeper is The 401(k) Company. Substantially all administrative expenses of the Plan are paid by the Employer. Loan origination fees, loan maintenance fees, and distribution fees are paid by participants through deductions from the participant’s account balance.

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
Participant Loans

Participants may take out a maximum loan amount equal to the lesser of (i) $50,000 or (ii) 50% of the available vested portion of their account balance less any current outstanding loan balance (minimum loan amount of $1,000). Each participant’s loan is charged a reasonable rate of interest as determined by current market rates and a one-time fee of $50. Further, there is a monthly maintenance fee of $2 charged for each month the participant has an outstanding loan balance. Loan balances must be paid by direct payroll deduction and the repayment period cannot exceed five years. Repayments are reinvested in the individual funds according to the current investment elections of the participant. If the participant is terminated or if the Plan terminates, the loan must be repaid or the outstanding balance will be considered in default and reported as a distribution. Participant loans outstanding under the Plan as of the date the Plan is merged into the Dell Plan will be transferred to the Dell Plan. Transferred loans will remain outstanding under the Dell Plan in accordance with the terms and conditions of such loans and applicable Plan provisions. At December 31, 2007, loans bore interest at rates ranging between 6.27% and 9.13% and are due at various dates through December 21, 2012.

Plan Termination

Effective December 31, 2007, the Employer amended the Plan to disallow both employer and employee contributions to the Plan and new participants. Participant account balances became fully vested in the Plan as of December 31, 2007. All employees of the Employer become eligible to participate in the Dell Inc. 401(k) Plan effective January 1, 2008.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investments in common stock, short-term investments, mutual funds, common/collective trusts and other investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Investment Income

All investments, with the exception of the interest in common/collective trust, are initially recorded at acquisition cost on a trade-date basis, which includes brokerage, commissions and are

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
revalued each business day to fair value based upon quoted market prices. Investments in units of common/collective trusts are valued at the respective net asset values as reported by such trusts. Participant loans are valued at estimated fair value consisting of outstanding principal and any related interest.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales are recorded on a trade date basis.

Contributions

Employee and Employer contributions are recorded in the period the Employer makes the payroll deduction or upon approval by the Employer for discretionary contributions, if any.

Benefits Paid to Participants

Plan distributions are recorded when paid.

New Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurement” (“SFAS No. 157”). SFAS No. 157 establishes a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 157 on the Plan.

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
3.	Investments

The following table presents the investments of the Plan at December 31, 2007 and 2006:

	2007		2006

Common stock
Dell Inc.	$3,067,279	*	$3,343,190	*
Tyco International Ltd.	—		33,410

Total common stock	3,067,279		3,376,600

Registered investment funds
Davis New York Venture Fund	5,404,570	*	4,913,851	*
Growth Fund of America	4,873,261	*	4,162,536	*
Franklin Balance Sheet Investment Fund	2,820,306	*	2,930,870	*
Franklin Small Mid Cap Growth Fund	2,176,023	*	2,016,971	*
EuroPacific Growth Fund	3,759,722	*	2,974,808	*
Bond Fund of America	2,645,173	*	2,121,246	*
Franklin Real Estate Securities Fund	1,107,548		1,701,951	*
Laudus Rosenberg International Small Cap Growth Fund	1,792,982	*	1,556,367	*
Templeton Developing Markets Trust	2,078,575	*	1,360,767

Total registered investment funds	26,658,160		23,739,367

Common/collective trust
INVESCO Stable Value Trust	2,233,535	*	2,315,524	*

Participant loans receivable	703,668		711,047

Money market funds
Federated Capital Reserves	4,829		—
Federated Prime Cash Obligations Fund	1,234,103		—

Total money market funds	1,238,932		—

Total investments at fair value	$33,901,574		$30,142,538

*	Represents investments of the Plan which comprise 5% or more of net assets available for benefits.

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
During 2007, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair market value as follows:

2007
Common stock	$(63,264)
Registered investment funds	(656,938)

Net depreciation in fair value of investments	$(720,202)

At December 31, 2007 and 2006, the Plan owns approximately 125,000 and 133,000 shares of Dell Inc. common stock, respectively. This represents approximately 9% and 11% of the Plan’s investments as of December 31, 2007 and 2006, respectively. The underlying value of net assets invested in Dell Inc. common stock is dependent upon, among other things, the performance of Dell Inc. and the market’s valuation of such performance. It is at least reasonably possible that changes in the fair value of Dell Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
During 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“FSP”). The FSP requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment from fair value to contract value.
4.	Tax Status

The Plan received a determination letter dated May 2, 2002, from the Internal Revenue Service stating that the Plan and related trust are designed in compliance with section 401(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The plan administrator believes that the related trust is exempt from federal income tax under section 501(a) of the IRC. Therefore, the financial statements contain no provision for income taxes.

5.	Related Parties

The Plan is authorized under contract provisions and by ERISA regulations to invest in Dell securities. During the year ended December 31, 2007, the Plan purchased approximately 13,000 shares of Dell stock for $300,000 and sold approximately 21,000 shares of the Dell stock for $524,000.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2007 and 2006:

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

	2007	2006
Net assets available for benefits per the financial statements	$33,957,288	$30,360,956
Less: Adjustment from contract value to fair value	15,677	50,524

Net assets per Form 5500	$33,941,611	$30,310,432

The following is a reconciliation of the Plan’s increase in net assets available for benefits reported in the Plan financial statements for the year ended December 31, 2007 to the Plan’s increase in net assets available for benefits reported in the Plan’s Form 5500.

Increase in net assets available for benefits per financial statements	$3,596,332
Add: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contract	50,524
Less: Current year adjustment from contract value to fair value for fully benefit-responsive investment contract	(15,677)

Increase in net assets available for benefits per Form 5500	$3,631,179

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

		(c)
	(b)	Description of Investment
	Identity of Issuer, Borrower,	Including Maturity Date, Rate of	(d)	(e)
(a)	Lessor or Similar Party	Interest, Par, or Maturity Value	Cost**	Current Value
*	Dell Inc. Stock	Common Stock, $0.01 par value		$3,067,279
	Federated Capital Reserves	Money Market Fund		4,829
	Federated Prime Cash Obligations Fund	Money Market Fund		1,234,103
	Davis New York Venture Fund	Registered Investment Fund		5,404,570
	Growth Fund of America	Registered Investment Fund		4,873,261
	Franklin Balance Sheet Investment Fund	Registered Investment Fund		2,820,306
	Franklin Small Mid-Cap Growth Fund	Registered Investment Fund		2,176,023
	EuroPacific Growth Fund	Registered Investment Fund		3,759,722
	Bond Fund of America	Registered Investment Fund		2,645,173
	Franklin Real Estate Securities Fund	Registered Investment Fund		1,107,548
	Laudus Rosenburg International Small Cap Fund	Registered Investment Fund		1,792,982
	Templeton Development Markets Trust	Registered Investment Fund		2,078,575
	INVESCO Stable Value Trust	Common/Collective Trust		2,233,535
*	Participant loans	Loans bearing interest rates ranging from 6.27% to 9.13% due at various dates through December 21, 2012		703,668

	Total			$33,901,574

*	Party-in-interest

**	Cost information is not required for participant directed investments

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELL FINANCIAL SERVICES L.P. 401(K) PLAN
By:	Benefits Administration Committee of the Dell Financial Services L.P. 401(k) Plan

Date: June 30, 2008	By:	/s/ William Balog
William Balog
On Behalf of the Benefits Administration Committee

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm